Solicitors and International Lawyers 12TH FLOOR GLOUCESTER TOWER | THE LANDMARK | 15 QUEEN’S ROAD CENTRAL | HONG KONG WWW.SHEARMAN.COM | Tel +852.2978.8000 | Fax +852.2978.8099
PARTNERS Matthew D. Bersani Nils Eliasson Alan Y.L. Yeung	Sidharth Bhasin † Colin Law	Brian G. Burke Kyungwon Lee	Lorna Xin Chen Paul Strecker	Peter C.M. Chen Paloma P. Wang
REGISTERED FOREIGN LAWYERS
Andrew D. Ruff ‡	Shichun Tang ‡

Stephanie Tang

To Call Writer Directly:

+852 2978 8028

stephanie.tang@Shearman.com

July 22, 2016

VIA EDGAR

Re:	E-Commerce China Dangdang Inc.
Amendment No. 2 to Schedule 13E-3
Filed July 18, 2016 by E-Commerce China Dangdang Inc., Peggy Yu Yu, Guoqing Li,
Dangdang Holding Company Limited, Dangdang Merger Company Limited, Dangdang
Corporation, Kewen Holding Co. Limited, Science & Culture International Limited, First
Profit Management Limited, Danqian Yao, Lijun Chen and Min Kan
File No. 005-85824

Dear Mr. Orlic,

On behalf of E-Commerce China Dangdang Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 20, 2016 with respect to the Amendment No. 2 to Schedule 13E-3, File No. 005-85824 (the “Schedule 13E-3”) filed on July 18, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Revised Proxy Statement.

† Non-resident Partner ‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

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PARIS     |     ROME     |     SAN FRANCISCO     |     SÃO PAULO     |     SAUDI ARABIA*     |     SHANGHAI     |     SINGAPORE     |     TOKYO     |      TORONTO     |     WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

July 22, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Ms. Peggy Yu Yu, Mr. Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger Company Limited, Dangdang Corporation, Kewen Holding Co. Limited, Science & Culture International Limited, First Profit Management Limited, Mr. Danqian Yao, Mr. Lijun Chen and Mr. Min Kan, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Opinion of the Special Committee’s Financial Advisor, page 49

1.	We note your response to prior comment 1, concerning disclosure stating that the financial advisor’s liability to shareholders is limited. Please include the third paragraph of your response as disclosure, together with a statement that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing law, or the rights and responsibilities of the board of directors or the financial advisor under the federal securities laws.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 49 of the Revised Proxy Statement.

July 22, 2016

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Ms. Peggy Yu Yu, Mr. Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger Company Limited, Dangdang Corporation, Kewen Holding Co. Limited, Science & Culture International Limited, First Profit Management Limited, Mr. Danqian Yao, Mr. Lijun Chen and Mr. Min Kan.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8028.

Sincerely,

/s/ Stephanie Tang
Stephanie Tang
of Shearman & Sterling

cc: Z. Julie Gao, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Haiping Li, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 20, 2016 with respect to the Amendment No. 2 to Schedule 13E-3, File No. 005-85824 (the “Schedule 13E-3”), filed on July 18, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 3 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

E-Commerce China Dangdang Inc.

By:	/s/ Ruby Rong Lu
Name: Ruby Rong Lu
Title: Chairperson of the Special Committee

Peggy Yu Yu

By:	/s/ Peggy Yu Yu

Guoqing Li

By:	/s/ Guoqing Li

Dangdang Holding Company Limited

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Dangdang Merger Company Limited

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Dangdang Corporation

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Authorized Person

First Profit Management Limited

By:	/s/ Danqian Yao
Name: Danqian Yao
Title: Director

Danqian Yao

By:	/s/ Danqian Yao

Lijun Chen

By:	/s/ Lijun Chen

Min Kan

By:	/s/ Min Kan